Exhibit 99.1

PPDAI Group Inc. Reports Third Quarter 2017 Unaudited Financial Results

SHANGHAI, December 13, 2017 (PRNewswire) – PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial Highlights:

•	Operating revenues for the third quarter of 2017 increased by 244.9% to RMB1,250.3 million (US$187.9 million), from RMB362.5 million in the same period last year.

•	Loan facilitation service fees increased by 194.4% to RMB906.9 million (US$136.3 million) in the third quarter of 2017, from RMB308.1 million in the same period last year.

•	Post-facilitation service fees increased significantly by 941.9% to RMB200.1 million (US$30.1 million) in the third quarter of 2017, from RMB19.2 million in the same period last year.

•	Net profit increased by 179.7% to RMB541.4 million (US$81.4 million) in the third quarter of 2017, from RMB193.5 million in the same period last year.

Third Quarter 2017 Operational Highlights:

•	Cumulative registered users[1] reached 57.6 million as of September 30, 2017.

•	Cumulative number of borrowers[2] reached 9.0 million as of September 30, 2017.

•	Cumulative number of investors[3] reached 521,831 as of September 30, 2017.

•	Number of unique borrowers[4] was 4.5 million for the third quarter of 2017, an increase of 207.5% from the same period of last year.

•	Loan origination volume was RMB21.0 billion for the third quarter of 2017, an increase of 256.5% from the third quarter of 2016.

•	Repeat borrowing rate[5] for the third quarter of 2017 was 67.4%.

•	Average loan size was RMB2,542 for the third quarter of 2017.

•	Average loan tenure was 7.3 months for the third quarter of 2017.

Mr. Jun Zhang, Chairman and Chief Executive Officer of PPDAI, commented, “We are pleased to report strong operational and financial results for the third quarter of 2017, following our successful IPO in November. As a veteran and pioneer in the online consumer finance industry in China, our success has been underscored by our consistent execution on our strategies, continuous technological innovation and a solid decade-long track record, which is the longest operating history in the online consumer finance market in China.

“As a technology driven marketplace, our business is highly scalable, and our efforts have paid off with the rapid growth of our user and borrower bases. As of September 30, 2017, we had 57.6 million registered users and our cumulative borrowers reached 9.0 million,” continued Mr. Zhang. “The significant number of users and borrowers generates the dynamic loan transactions on our marketplace. Our total loan origination volume increased by 256.5% in the third quarter of 2017 to RMB21.0 billion, from RMB5.9 billion in the same period of last year.”

1.	On a cumulative basis, number of users registered on PPDAI platform as of September 30, 2017.
2.	On a cumulative basis, number of borrowers whose loans were funded on or prior to September 30, 2017.
3.	On a cumulative basis, number of investors who have made at least one investment in loans on or prior to September 30, 2017.
4.	Represents the total number of borrowers whose loans on PPDAI platform were funded during the period presented.
5.	Represents percentage of loan volume generated by repeat borrowers who have successfully borrowed on PPDAI platform before.

Mr. Zhang concluded, “The enormous potential of China’s consumer finance market presents significant growth opportunities, and we believe the improved regulatory framework will lead to a more orderly and healthy competitive landscape. As an industry leader, PPDAI will continue to embrace and support government regulations, further its operational and financial excellence and aim to be at the forefront of market consolidation in the long run. Finally, with a large and loyal cumulative investor base of approximately 522,000 as of September 30, 2017, we plan to leverage our advantages in retail investment to build a wealth management business and create a second engine for sustainable long-term growth.”

“Our strong financial performance in the third quarter was reflected by an increase of 244.9% in operating revenues to RMB1,250.3 million from RMB362.5 million in the same period a year ago,” said Mr. Simon Ho, Chief Financial Officer of PPDAI. “Our top-line growth was driven by the increase in active loan transactions on our platform as a result of an expanding and growing user base and the strong market demand for online consumer finance. Benefitting from high operating leverage provided by our technology driven and highly scalable marketplace platform, we also achieved a significant improvement in operational efficiency, resulting in an increase in operating margin to 46.4% in the third quarter of 2017, from 33.1% in the same period of last year.”

Mr. Ho continued, “We have also begun to make prudent and diligent efforts to comply with the recently issued regulatory changes. We believe the 36% limit of the annualized total borrowing costs will only have modest impact on our business, as it mainly affects our Handy Cash Loan business, which represented approximately 7% of our total revenues for the first nine months of 2017. In addition, we ceased the collection of upfront transaction fees in early December this year which resulted in a different accounting treatment for the remainder of the month. But we expect that the new U.S. GAAP revenue recognition standards that go in effect January 1, 2018 will offset this change and allow us to recognize our loan facilitation service fees as revenues upfront upon loan origination, prompting the adjustment to our transaction fee model to have limited impact on our revenues in 2018. Lastly, we also made the choice to discontinue our investor reserve funds in a proactive manner as we believe this decision is well-aligned with the new regulations and should not have any material impact on our operations.”

Third Quarter 2017 Financial Results

Operating revenues for the third quarter of 2017 increased by 244.9% to RMB1,250.3 million (US$187.9 million) from RMB362.5 million in the same period last year, primarily due to the increase in loan facilitation service fees, post-facilitation service fees and other revenues as a result of the substantial increase in loan origination volume.

Loan facilitation service fees increased by 194.4% to RMB906.9 million (US$136.3 million) for the third quarter of 2017 from RMB308.1 million in the same period last year, primarily due to the substantial increases in loan origination volume and the number of unique borrowers on the Company’s platform.

Post-facilitation service fees increased significantly by 941.9% to RMB200.1 million (US$30.1 million) for the third quarter of 2017 from RMB19.2 million in same period last year, primarily due to the substantial increase in loan origination volume and the rolling impact of deferred transaction fees.

Other revenue increased by 306.7% to RMB143.3 million (US$21.5 million) for the third quarter of 2017 from RMB35.2 million in the same period last year, primarily attributable to an increase in collection fees.

Net interest income/(expense) and loan provision losses for the third quarter of 2017 was an expense of RMB3.4 million (US$0.5 million), compared to an income of RMB5.7 million in the same period last year. This was primarily due to provisions for expected loan losses related to the Company’s investments in trusts that were newly set-up during the period.

Origination and servicing expenses increased by 172.4% to RMB297.8 million (US$44.8 million) for the third quarter of 2017 from RMB109.3 million in the same period last year, primarily due to the increase in headcount particularly for consumption loan products and loan collection services, and to a lesser extent, due to an increase in referral fees paid to third parties for successful loan originations.

Sales and marketing expenses increased by 140.3% to RMB225.3 million (US$33.9 million) for the third quarter of 2017 from RMB93.8 million in the same period last year. The increase was primarily due to the increase in expenses associated with online customer acquisition, which mainly include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable PPDAI to reach quality borrowers.

General and administrative expenses increased by 235.0% to RMB144.7 million (US$21.8 million) for the third quarter of 2017 from RMB43.2 million in the same period last year, primarily due to the increase in staff costs.

Other income was RMB120.9 million (US$18.2 million) for the third quarter of 2017, compared to RMB93.0 million in the same period last year. Other income primarily consists of RMB131.3 million (US$19.7 million) gain from quality assurance fund resulting from the growth in loans facilitated on the Company’s platform that are protected by the quality assurance fund, and RMB42.4 million (US$6.4 million) realized gain from financial guarantee derivatives due to the amount of investment programs maturing during the period, partially offset by RMB67.4 million (US$10.1 million) fair value change of financial guarantee derivatives due to an upward adjustment in the expected default rate for loans invested by outstanding investment programs. For the third quarter of 2017, RMB10.0 billion and RMB7.0 billion of loans facilitated on the Company’s platform were protected by the quality assurance fund and investor reserve funds, respectively.

Income tax expenses were RMB158.5 million (US$23.8 million) for the third quarter of 2017, compared to RMB21.3 million in the same period last year. The increase was primarily due to improved profitability in the third quarter of 2017.

Net profit was RMB541.4 million (US$81.4 million) for the third quarter of 2017, compared to RMB193.5 million in the same period last year.

Net loss attributable to ordinary shareholders of the Company was RMB278.7 million (US$41.9 million) for the third quarter of 2017, compared to net income attributable to ordinary shareholders of RMB60.8 million in the same period last year due to the accretion losses on the Company’s Series A, B and C preferred shares.

As of September 30, 2017, the Company had cash and cash equivalents of RMB715.0 million (US$107.5 million), and short-term investments mainly in wealth management products of RMB1,500.0 million (US$225.5 million).

The total balance of the quality assurance fund, which includes restricted cash of RMB929.7 million (US$139.7 million) and the quality assurance fund receivable of RMB975.4 million (US$146.6 million), was equivalent to 16.6% of the total outstanding loans protected by the quality assurance fund.

The total balance of the investor reserve funds, which includes restricted cash of RMB193.7 million (US$29.1 million) and the financial guarantee derivative of RMB244.7 million (US$36.8 million), was equivalent to 4.5% of the total outstanding loans protected by the investor reserve funds.

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2015	0.79%	1.75%	1.10%	1.01%	0.87%	0.67%
June 30, 2015	0.88%	1.06%	0.67%	0.54%	0.89%	0.67%
September 30, 2015	0.67%	0.89%	0.61%	0.54%	0.44%	0.35%
December 31, 2015	0.80%	0.93%	0.51%	0.49%	0.39%	0.32%
March 31, 2016	0.62%	0.93%	0.72%	0.61%	0.48%	0.32%
June 30, 2016	0.82%	1.01%	0.63%	0.43%	0.47%	0.44%
September 30, 2016	0.83%	1.11%	0.80%	0.63%	0.49%	0.39%
December 31, 2016	0.63%	0.91%	0.75%	0.79%	0.69%	0.57%
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through the Company’s online marketplace:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2015Q1	1.95%	2.75%	3.46%	3.98%	4.36%	4.58%	4.67%	4.69%	4.73%	4.76%	4.74%
2015Q2	1.74%	2.66%	3.38%	3.75%	4.02%	4.15%	4.30%	4.38%	4.45%	4.46%	4.46%
2015Q3	1.46%	2.13%	2.70%	3.15%	3.47%	3.68%	3.77%	3.85%	3.93%	4.01%	4.02%
2015Q4	1.54%	2.27%	2.88%	3.17%	3.53%	3.77%	3.97%	4.12%	4.26%	4.32%	4.33%
2016Q1	1.00%	1.57%	2.21%	2.82%	3.33%	3.77%	4.09%	4.33%	4.45%	4.57%	4.59%
2016Q2	1.75%	2.49%	3.21%	3.77%	4.17%	4.39%	4.59%	4.76%	4.88%	4.94%	4.96%
2016Q3	1.67%	2.45%	2.96%	3.47%	3.87%	4.11%	4.27%	4.44%	4.59%	4.70%	4.77%
2016Q4	1.29%	2.07%	2.66%	3.15%	3.59%	3.97%	4.32%	4.62%	—	—	—
2017Q1	1.20%	2.01%	2.68%	3.32%	3.87%	—	—	—	—	—	—
2017Q2	1.72%	2.89%	—	—	—	—	—	—	—	—	—

Initial Public Offering

On November 14, the Company successfully completed its initial public offering of 17,000,000 American depositary shares (“ADSs”) at a price of US$13.00 per ADS for a total offering size of approximately US$221 million. Each ADS represents five Class A ordinary shares of the Company.

Concurrently with the offering, the Company also completed a private placement by issuing 19,230,769 Class A ordinary shares to a wholly-owned subsidiary of Sun Hung Kai & Co. Limited, for an aggregate of US$50 million at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A ordinary share ratio.

Recent Developments

On December 1, 2017, the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, which prohibits, among other things, online lending information intermediaries from charging upfront fees to borrowers or matching borrowers with funds from banking and financial institutions. In addition, according to the notice, the annualized total borrowing costs to borrowers must not exceed the interest rate limit defined by the Supreme Court, which we believe is 36%.

In response to the latest regulatory development, the Company has taken the following actions:

•	The Company has ceased to collect upfront transaction fees and quality assurance fund contributions;

•	As of September 30, 2017, approximately 85% of the outstanding balance of loans was invested by individual investors and approximately 15% by institutional investors. The Company is assessing the impact of the newly issued regulation on its cooperation with certain institutional investors that are banking and financial institutions, and will take necessary measures to ensure full compliance; and

•	The Company has made adjustments to ensure that the annualized total borrowing costs to its borrowers are within the permitted limit.

•	In addition, in light of the tightening regulatory environment, the Company plans to discontinue operating its investor reserve funds from January 1, 2018.

The Company is fully committed to comply with applicable laws and regulations and may make further adjustments to its business should it be legally required.

Mr. Congliang Li and Ms. Qiong Wang have tendered their respective resignations as directors of the Company’s board of directors (the “Board”), effective from December 12, 2017. Neither the resignation of Mr. Congliang Li nor the resignation of Ms. Qiong Wang was the result of any disagreement with the Board. Upon their departure, the board consists of nine directors (including two independent directors).

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 13, 2017 (9:00 PM Beijing/Hong Kong time on December 13, 2017).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “PPDAI Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ppdai.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until December 20, 2017, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10114848

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of September 30, 2017, the Company had over 57 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6533 to US$1.00, the rate in effect as of September 30, 2017 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Sally Huo

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2016	2017
	RMB	RMB	USD
Assets
Cash and cash equivalents	404,678	715,000	107,466
Restricted cash	802,887	2,786,360	418,794
Short-term investments	260,000	1,500,000	225,452
Quality assurance fund receivable	286,812	975,381	146,601
Property, equipment and software, net	37,629	78,135	11,744
Loans receivable, net of provision for loan losses of RMB1,084 and RMB10,999 as of December 31, 2016 and September 30, 2017, respectively	28,225	278,468	41,854
Financial guarantee derivative	167,291	244,659	36,772
Investment in equity investees	2,428	56,424	8,481
Available-for-sale securities	—	1,991	299
Accounts receivable	14,195	33,983	5,108
Deferred tax assets	31,718	—	—
Loan extended to related party	11,010	—	—
Prepaid expenses and other assets	100,418	198,057	29,769

Total assets	2,147,291	6,868,458	1,032,340

Liabilities, Mezzanine Equity and Shareholders’ Deficit:
Payable to platform customers	421,659	1,662,987	249,949
Quality assurance fund payable	473,704	1,484,687	223,151
Deferred revenue	162,896	317,624	47,739
Payroll and welfare payable	84,534	169,606	25,492
Taxes payable	85,209	180,492	27,128
Deferred tax liability	—	12,595	1,893
Funds payable to investors of consolidated trusts	30,084	465,675	69,992
Due to related party	15,634	1,441	217
Accrued expenses and other liabilities	101,349	208,213	31,295

Total liabilities	1,375,069	4,503,320	676,856

Commitments and contingencies
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.00001 par value; 285,000,000 shares issued and outstanding as of December 31, 2016 and September 30, 2017)	369,033	1,263,881	189,963
Series B convertible redeemable preferred shares (US$0.00001 par value; 214,285,700 shares issued and outstanding as of December 31, 2016 and September 30, 2017)	339,781	970,889	145,926
Series C convertible redeemable preferred shares (US$0.00001 par value; 234,554,700 shares issued and outstanding as of December 31, 2016 and September 30, 2017)	501,831	1,141,074	171,505

Total mezzanine equity	1,210,645	3,375,844	507,394

Shareholders’ deficit:
Ordinary shares (US$0.00001 par value; 4,266,159,600 shares authorized as of December 31, 2016 and September 30, 2017, 665,000,000 shares issued and outstanding as of December 31, 2016 and September 30, 2017)	—	—	—
Additional paid-in capital	—	—	—
Non-controlling interest	—	4,310	648
Statutory reserves	15,662	15,662	2,354
Accumulated other comprehensive loss/(income)	(85,017)	25,014	3,760
Accumulated deficit	(369,068)	(1,055,692)	(158,672)

Total shareholders’ deficit	(438,423)	(1,010,706)	(151,910)

Total liabilities, mezzanine equity and shareholders’ deficit	2,147,291	6,868,458	1,032,340

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	308,087	906,914	136,310	598,574	2,223,050	334,127
Post-facilitation service fees	19,204	200,093	30,074	45,969	441,669	66,383
Other revenue	35,236	143,312	21,540	71,856	319,007	47,948
Total operating revenues	362,527	1,250,319	187,924	716,399	2,983,726	448,458
Net interest income/(expense) and loan provision losses	5,670	(3,415)	(513)	3,440	(1,966)	(295)

Net revenues	368,197	1,246,904	187,411	719,839	2,981,760	448,163

Operating expenses:
Origination and servicing expenses	(98,299)	(277,844)	(41,760)	(246,833)	(622,717)	(93,595)
Origination and servicing expenses-related party	(11,043)	(19,974)	(3,002)	(24,607)	(55,528)	(8,346)
Sales and marketing expenses	(93,787)	(225,334)	(33,868)	(225,515)	(549,691)	(82,619)
General and administrative expenses	(43,201)	(144,725)	(21,753)	(149,171)	(338,295)	(50,847)

Total operating expenses	(246,330)	(667,877)	(100,383)	(646,126)	(1,566,231)	(235,407)

Other income:
Gain from quality assurance fund	29,818	131,296	19,734	52,269	277,735	41,744
Realized gain from financial guarantee derivatives	6,593	42,359	6,367	23,036	141,998	21,342
Fair value change of financial guarantee derivatives	35,614	(67,379)	(10,127)	86,371	77,368	11,629
Gain from disposal of subsidiary	20,611			20,611
Other income, net	323	14,615	2,197	5,942	26,193	3,937

Profit/(loss) before income tax expense	214,826	699,918	105,199	261,942	1,938,823	291,408
Income tax expense	(21,301)	(158,545)	(23,830)	(26,487)	(348,850)	(52,433)

Net profit/(loss)	193,525	541,373	81,369	235,455	1,589,973	238,975
Accretion on Series A convertible redeemable preferred shares to redemption value	(55,047)	(315,366)	(47,400)	(135,605)	(935,392)	(140,591)
Accretion on Series B convertible redeemable preferred shares to redemption value	(40,188)	(238,876)	(35,903)	(97,756)	(663,022)	(99,653)
Accretion on Series C convertible redeemable preferred shares to redemption value	(37,444)	(265,869)	(39,960)	(80,549)	(678,183)	(101,932)

Net Profit/(loss) attributable to ordinary shareholders	60,846	(278,738)	(41,894)	(78,455)	(686,624)	(103,201)

Net profit	193,525	541,373	81,369	235,455	1,589,973	238,975
Foreign currency translation adjustment, net of nil tax	(5,713)	60,890	9,152	(20,262)	110,031	16,538

Comprehensive income	187,812	602,263	90,521	215,193	1,700,004	255,513

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	665,000,000	665,000,000	665,000,000	665,000,000	665,000,000	665,000,000
Net income/(loss) per share attributable to ordinary shareholders
Basic and diluted	0.0915	(0.4192)	(0.0630)	(0.1180)	(1.0325)	(0.1552)
Net income/(loss) per ADS attributable to ordinary shareholders
Basic and diluted	0.4575	(2.0958)	(0.3150)	(0.5899)	(5.1626)	(0.7759)

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	176,236	575,760	86,538	305,545	1,454,151	218,561
Net cash used in investing activities	(141,542)	(1,496,161)	(224,875)	(485,045)	(1,574,624)	(236,668)
Net cash generated in financing activities	90,576	463,352	69,642	409,268	431,352	64,833
Effect of exchange rate changes on cash and cash equivalents	(554)	(269)	(41)	(128)	(557)	(85)
Net increase/(decrease) in cash and cash equivalents	124,716	(457,318)	(68,736)	229,640	310,322	46,641
Cash and cash equivalents at beginning of period	197,419	1,172,318	176,201	92,495	404,678	60,824

Cash and cash equivalents at end of period	322,135	715,000	107,465	322,135	715,000	107,465